

April 24, 2013

<u>Via E-mail</u>
Peter S. Garcia
Chief Financial Officer
BioTime, Inc.
1301 Harbor Bay Parkway, Suite 100
Alameda, CA 94502

      Re: **BioTime, Inc.**
               Registration Statement on Form S-3
               Filed April 3, 2013
               File No. 333-187710

Dear Mr. Garcia:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears that the Geron contribution may constitute a business combination. Please provide financial statements that comply with Rule 3-05 of Regulation S-X or tell us why you believe no financial statements are required. Please refer to paragraphs 4-9 of ASC 805-10-55 and tell us the basis for your anticipated accounting treatment.

2. We note that to comply with the Securities Act of 1933, any sale, offering or distribution of securities must be registered or conducted pursuant to a valid exemption. It appears that you are seeking to conduct the following offerings or distributions of BioTime securities pursuant to the Asset Contribution Agreement:
    A. The initial offering and sale of the Contribution Shares and Contribution Warrants to Asterias by BioTime;
    B. The "at-the-market" resale offering of the Contribution Shares in which Asterias will offer the shares to the public through a registered broker-dealer; and

C. The Contribution Warrants Distribution whereby Asterias will distribute to holders of Asterias Series A Shares the Contribution Warrants.

Your registration statement covers the offering and sale contemplated by Item A above. We do not believe it is appropriate to register an offering that began privately such as the transaction contemplated by Item A. Further, Form S-3, as compared to Form S-4, does not permit the registration of the subsequent distributions contemplated by Items B and C by virtue of registering the Item A offering since the Item A offering has not yet occurred and thus the securities to be offered pursuant to Item B and C are not yet outstanding. It is, therefore, premature to register the transactions contemplated in Items B and C above. Accordingly, please withdraw your registration statement and register the offerings contemplated by Items B and C at such time as the securities are outstanding and held by Asterias.

3. Please advise us as to the application of the Securities Act of 1933 with respect to each of the offerings or distributions listed in Items B and C above. Your analysis should include how you intend to register the transactions and to whom and when you intend to deliver a prospectus. Alternatively, if you believe there is a valid exemption from the Securities Act of 1933, please advise us of the exemption you will rely upon to conduct each privately without registration.

Incorporation of Certain Information by Reference, page 63

4. Please revise your disclosure to incorporate by reference all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of your fiscal year 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Wyman, Staff Accountant, (202) 551-3660, Mary Mast, Staff Accountant, at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Karen Ubell, Staff Attorney, (202) 551-3873, Jennifer Riegel, Special Counsel, at (202) 551-3575 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
Richard S. Soroko
Thompson, Welch, Soroko & Gilbert LLP